United States securities and exchange commission logo





                           August 26, 2021

       K. M. Mazzarella
       Chief Executive Officer
       Graybar Electric Company, Inc.
       34 North Meramec Avenue
       St. Louis, Missouri 63105

                                                        Re: Graybar Electric
Company, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 19,
2021
                                                            File No. 333-258927

       Dear Ms. Mazzarella:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Robert J. Endicott,
Esq.